
06019522

-12/B

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Coca-Cola Icecek A.S.

*CURRENT ADDRESS Esensehir Mah., Erzincan Caddesi No. 36
34776 Umraniye
Istanbul, Turkey

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 0 4 2007

THOMSON FINANCIAL

FILE NO. 82- 35049 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 12/27/06

Coca-Cola İçecek Anonim Şirketi

Consolidated Financial Statements As of December 31, 2005, 2004 and 2003 With Report of Independent Auditors

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Coca-Cola İçecek A.Ş.

We have audited the accompanying financial statements of Coca-Cola İçecek Anonim Şirketi and its subsidiaries (collectively referred to as "the Group") which comprise the consolidated balance sheets as of December 31 2005, 2004 and 2003 and the consolidated income statements, statements of changes in equity and cash flow statements for the years then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2005, 2004 and 2003, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ ERNST & YOUNG
March 17, 2006
İstanbul, Turkey

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005, 2004 and 2003

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

	Notes	2005	2004 (restated)	2003
ASSETS				
Current assets				
Cash and cash equivalents	3	44,136	45,764	61,108
Trade receivables	4	121,424	88,516	78,754
Investments in securities	5	4,415	1,140	46,647
Inventories	6	103,985	90,570	97,252
Prepayments and other current assets	7	21,280	8,355	8,467
Prepaid income taxes		20,737	6,691	98
Total current assets		315,977	241,036	292,326
Non-current assets				
Investment in associate	8	2,643	—	—
Property, plant and equipment	9	613,753	481,084	518,437
Intangible assets	10	286,562	2,495	4,127
Deferred tax asset	18	—	—	9,364
Prepayments and other non-current assets	11	15,261	16,423	14,635
Total non-current assets		918,219	500,002	546,563
Total assets		1,234,196	741,038	838,889
LIABILITIES AND EQUITY				
Current liabilities				
Short-term borrowings	13	320,498	49,506	118,557
Current portion of long-term borrowings	13	10,807	15,158	24,775
Trade and other payables	12	107,693	69,348	61,868
Income tax payable	18	9,057	11,396	16,384
Provisions	14	3,017	3,243	2,308
Total current liabilities		451,072	148,651	223,892
Non-current liabilities				
Long-term borrowings	13	8,722	10,874	30,632
Deferred tax liability	18	23,903	24,372	12,719
Provisions	14	17,153	14,440	13,528
Total non-current liabilities		49,778	49,686	56,879
Equity				
Issued capital	15	250,752	224,889	224,889
Share Premium	15	169,882	—	—
Treasury shares	15	(58,556)	—	—
Legal reserves and retained earnings	16	316,921	317,812	333,229
		678,999	542,701	558,118
Minority interest		54,347	—	—
Total equity		733,346	542,701	558,118
Total liabilities and equity		1,234,196	741,038	838,889

The policies and explanatory notes on pages F-7 through F-39 form an integral part of the consolidated financial statements

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2005, 2004 and 2003

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005 (Note 2))

	Notes	2005	2004 (restated)	2003
Sales	17	1,190,399	1,079,356	923,732
Cost of sales	17	(821,987)	(783,910)	(663,700)
Gross profit		368,412	295,446	260,032
Distribution, selling and marketing expenses	17	(210,018)	(183,242)	(157,229)
General and administration expenses	17	(40,932)	(40,841)	(40,313)
Other operating income (expense)	17	(840)	3,083	(8,913)
Income from operations		116,622	74,446	53,577
Financial (expense) income, net	17	(8,089)	(6,294)	25,226
Other (expense) income, net	17	4,727	(12,333)	4,003
Net gain (loss) on monetary position		(6,829)	18,277	18,481
Income before tax		106,431	74,096	101,287
Current income tax	18	(22,497)	(27,398)	(24,808)
Deferred income tax	18	(4,286)	(22,999)	38,543
Net income		79,648	23,699	115,022
Attributable to:				
Equity holders of the parent		78,880	23,699	115,022
Minority interest		768	—	—
		79,648	23,699	115,022
Weighted average number of shares with 1 YKr par value each		22,649,439,955	22,368,152,900	22,368,152,900
Earnings per share		0.0034	0.0011	0.0051

The policies and explanatory notes on pages F-7 through F-39 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2005, 2004 and 2003

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

	Available to Equity Holders of the parent						
	Issued Capital	Share Premium	Treasury Shares	Legal Reserves and Retained Earnings	Total	Minority Interest	Total Equity
At December 31, 2002	224,883	—	—	235,264	460,147	—	460,147
Capital contributions	6	—	—	—	6	—	6
Dividends paid	—	—	—	(17,057)	(17,057)	—	(17,057)
Net profit for the year	—	—	—	115,022	115,022	—	115,022
At December 31, 2003	224,889	—	—	333,229	558,118	—	558,118
Dividends paid	—	—	—	(39,116)	(39,116)	—	(39,116)
Net profit for the year	—	—	—	18,016	18,016	—	18,016
At December 31, 2004, as previously reported	224,889	—	—	312,129	537,018	—	537,018
Effect of correction of an error (Note 2)	—	—	—	5,683	5,683	—	5,683
At December 31, 2004 (as restated)	224,889	—	—	317,812	542,701	—	542,701
Issue of share capital (note 15)	25,736	169,882	—	—	195,618	—	195,618
Transfer from accumulated profits	127	—	—	(127)	—	—	—
Purchase of treasury shares	—	—	(58,556)	—	(58,556)	—	(58,556)
Dividends paid	—	—	—	(79,644)	(79,644)	—	(79,644)
Minority portion of net fair value of subsidiary acquired	—	—	—	—	—	53,579	53,579
Net profit for the year	—	—	—	78,880	78,880	768	79,648
At December 31, 2005	250,752	169,882	(58,556)	316,921	678,999	54,347	733,346

The policies and explanatory notes on pages F-7 through F-39 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED CASH FLOW STATEMENT

For the years ended December 31, 2005, 2004 and 2003

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005 (Note 2))

	2005	(restated) 2004	2003
Cash flows from operating activities			
Net profit before income tax, net gain on monetary position and minority interest	113,260	55,819	82,806
Adjustments to reconcile net profit to net cash provided by operating activities			
Gain on disposal of property, plant and equipment	(2,271)	(5,413)	(2,002)
Impairment loss on property, plant and equipment	3,111	2,330	10,915
Depreciation and amortization (including amortization of goodwill and other intangible assets)	72,670	72,884	75,231
Provision for employee termination benefits, management bonus, vacation payments	7,592	8,381	10,766
Provision for inventories, net	180	93	267
Provision for doubtful receivables	1,015	984	1,252
Impairment of goodwill	2,058	—	—
Interest expense	11,726	8,333	12,715
Negative goodwill	(9,654)	—	—
Net income adjusted for non-cash items	199,687	143,411	191,950
(Increase) decrease in trade receivables	(27,998)	(19,358)	14,998
(Increase) decrease in inventories	10,971	6,589	6,025
(Increase) decrease in other current assets	(959)	(7,884)	(3,661)
Increase (decrease) in trade and other payables	21,535	640	(22,069)
Interest paid	(8,856)	(8,049)	(16,177)
Taxes paid	(44,444)	(36,983)	(13,166)
(Increase) decrease in other non-current assets	750	(3,739)	(3,721)
Employee termination benefits, vacation pay, management bonus payments	(4,581)	(4,551)	(6,808)
Net cash generated from operating activities	146,105	70,076	147,371
Cash flows from investing activities			
Purchase of property, plant and equipment and intangibles	(104,345)	(46,250)	(57,749)
Proceeds from disposal of property, plant and equipment	5,309	15,434	8,623
Subsidiaries acquired, net of cash (Note 2)	(319,932)	—	—
Net proceeds from disposal of investments in securities	(2,915)	41,752	(39,175)
Liquidation of investments	106	—	—
Net cash generated from (used in) investing activities	(421,777)	10,936	(88,301)
Cash flows from financing activities			
Proceeds from bank borrowings	3,657,540	2,562,407	548,829
Repayments of bank borrowings	(3,430,225)	(2,643,472)	(665,734)
Dividends paid	(79,644)	(39,116)	(17,057)
Treasury shares	(58,556)	—	—
Share capital increase	195,618	—	6
Restricted cash	—	—	3,198
Net cash generated from (used in) financing activities	284,733	(120,181)	(130,758)
Monetary gain on cash transactions	(10,689)	23,825	37,963
Net decrease in cash and cash equivalents	(1,628)	(15,344)	(33,725)
Cash and cash equivalents at beginning of year	45,764	61,108	94,833
Cash and cash equivalents at end of period	44,136	45,764	61,108

The policies and explanatory notes on pages F-7 through F-39 form an integral part of the consolidated financial statements.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

1. CORPORATE INFORMATION

General

Coca-Cola İçecek Anonim Şirketi ("CCI" or "the Company") is incorporated in Turkey. CCI was formed in June 2000 through the merger of two manufacturing companies under the trade name of "Coca-Cola İçecek Üretim Anonim Şirketi". In December 2002, Coca-Cola İçecek Üretim Anonim Şirketi's trade name was amended to "Coca-Cola İçecek Anonim Şirketi". The registered office address of CCI is Esentepe Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey.

The Group consists of the Company and its subsidiaries.

The subsidiaries of the Company included in the consolidated financial statements and its effective participation percentages at December 31, 2005, 2004 and 2003 respectively are as follows:

	Place of Incorporation	Principal Activities	2005	2004	2003
Coca-Cola Satış, Dağıtım A.Ş. ("CCSD")	Turkey	Distribution and sales of CCI products in Turkey	99.96%	99.96%	99.96%
Efes Sınai Yatırım Holding A.Ş. ("Efes Sınai")	Turkey	Production, bottling, distribution and selling of Coca-Cola products and distribution of Efes products outside of Turkey	87.63%	—	—

The list of CCI's indirect subsidiaries and joint venture included in the consolidated financial statements through Efes Sınai and its effective participation percentages are as follows:

Subsidiaries

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % 2005
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	76.71%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	78.78%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	78.87%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	87.63%
Tonus Closed Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	81.45%
The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, bottling, distribution and selling of Coca-Cola products	78.87%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	86.75%

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights 2005
The Coca-Cola Bottling of Iraq FZCO ("J.V. Dubai")	Dubai	Holding company	43.82%

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

1. CORPORATE INFORMATION (Continued)

Nature of Activities of the Group

The Group is a leading bottler and distributor of carbonated soft drinks and non carbonated beverages with operations in Southern Eurasia (which is defined as Turkey, the Caucasus, and Central Asia) and the Middle East. Through The Coca-Cola Company's ("TCCC") standard international bottler's and distribution agreements, the Company has the right to prepare and package, exclusively distribute and sell, subject to certain exceptions, specified TCCC beverages in authorized containers bearing TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey. The Bottler's and Distribution Agreements between the Company, TCCC and The Coca-Cola Export Corporation ("TCCEC") are renewed and extended until June 30, 2016. In addition, under Bottler's and Distribution Agreements signed between Schweppes Holdings Limited and the Company that are valid until June 30, 2016, the Company has the exclusive right in Turkey, to prepare and distribute for sale beverages under the Schweppes trademark. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2006, the Company has the exclusive right in Turkey, to prepare, package and distribute for sale, beverages bearing the Nestea and Nescafe Xpress trademark.

The operations of Efes Sınai consist of production, bottling, distribution and selling of Coca-Cola products and distribution of Efes products in Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. Efes Sınai owns and operates four factories in these countries. The Bottler's and Distribution agreements relating to Kazakhstan, Azerbaijan, Kyrgyzstan and Jordan will expire in December 2010, June 2011, November 2010 and April 2009, respectively, with a possibility of extension for 5 more years. In addition, the Bottler's and Distribution Agreement signed between Schweppes Holdings Limited and Almaty CC expired on December 31, 2005 but was renewed and extended until December 31, 2010, with a possibility of extension for 5 more years. TCCBCJ also signed a Bottler's and Distribution agreement with Schweppes Holdings Limited which is valid until April 30, 2009, with a possibility of extension for 5 more years.

CCI and Efes Sınai managements have declared their intention to merge the companies following the potential IPO of CCI.

Subsidiaries and Joint Ventures

CCSD was formed in June 2000 through the merger of three sales and distribution companies under the trade name of "Coca-Cola Satış ve Dağıtım Anonim Şirketi".

CCI purchased the 51.87% of Efes Sınai's shares owned by Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Anadolu Efes) for a cash consideration of YTL 196,045 on November 14, 2005. Following this acquisition, CCI made an announcement for a mandatory call for the publicly traded shares representing 48.13% of Efes Sınai's shares with the permission of the Capital Markets Board. Through the mandatory call, CCI has purchased an additional 35.76% of the shares of Efes Sınai for a cash consideration of YTL 135,185. As a result of these transactions, CCI has become the ultimate parent of Efes Sınai by purchasing a total of 87.63% of Efes Sınai's shares for total consideration of YTL 330,796. The consolidated income statement of CCI for the financial year 2005 reflects the acquisition of Efes Invest from November 15, 2005. The consolidated balance sheet on of December 31, 2005 reflects the acquisition of Efes Sınai.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the consolidated financial statements of the Group are as follows:

Basis of Preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of investments in securities, certain acquired property, plant and equipment and intangibles.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements on a stand-alone basis in New Turkish Lira ("YTL") in accordance with the Turkish Commercial Code, Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate. The consolidated financial statements have been prepared from the statutory financial statements of CCI and its subsidiaries and presented in accordance with IFRS with certain adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS. Such adjustments are primarily related to:

a) the restatement for changes in the general purchasing power of YTL in the subsidiaries for which the functional currency is YTL (pursuant to IAS 29 "Financial Reporting in Hyperinflationary Economies" as discussed further below),

b) accounting for depreciation based on the useful life and period that the related property, plant and equipment are in use (pro-rata basis),

c) providing for doubtful receivables and inventories,

d) providing for impaired assets,

e) accounting for deferred taxes on temporary differences,

f) accounting for employee termination benefits on an actuarial basis,

g) accruals for various expenses (bonus, long-term incentive plans, vacations etc.),

h) recognition and measurement of financial instruments,

i) consolidation accounting.

Effect of new accounting pronouncements: On December 17, 2003, revisions to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were published. The revised IAS 39 had to be applied for annual periods beginning on or after January 1, 2005. Earlier application was permitted only if the revised IAS 32 was also applied early.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On December 18, 2003, the following revisions to IAS were published, which are effective on January 1, 2005:

— IAS 1 "Presentation of Financial Statements,"
— IAS 2 "Inventories,"
— IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors,"
— IAS 10 "Events after the Balance Sheet Date,"
— IAS 16 "Property, Plant and Equipment,"
— IAS 17 "Leases,"
— IAS 21 "The Effects of Changes in Foreign Exchange Rates,"
— IAS 24 "Related Party Disclosures,"
— IAS 27 "Consolidated and Separate Financial Statements,"
— IAS 28 "Investments in Associates,"
— IAS 31 "Interests in Joint Ventures,"
— IAS 33 "Earnings per Share," and
— IAS 40 "Investment Property."

The accounting policies adopted are consistent with those of the previous financial years except that the Group has adopted the following new/revised standards mandatory for financial years beginning on or after January 1, 2005.

IFRS 3 "Business Combinations"

IAS 36 "Impairment of Assets"—revised in 2004.

IAS 38 "Intangible Assets"—revised in 2004.

IFRS 3 has been applied for business combinations for which the agreement date is on or after March 31, 2004. The effect of the adoption of IFRS 3 upon the Group's accounting policies has been to impact the recognition of restructuring provisions arising upon an acquisition. The Group is now only permitted to recognize an existing liability contained in the acquiree's financial statements on acquisition. Previously, this type of restructuring provision could be recognized by the acquirer regardless of whether the acquiree had recognized this type of liability.

Further, upon making an acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date. A minority interest in the acquiree is stated at the minority proportion of the net fair values of those items.

Additionally, the adoption of IFRS 3 and IAS 36 (revised) has resulted in the Group ceasing annual goodwill amortization and commencing testing for impairment at the cash-generating unit level annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) from January 1, 2005. Negative goodwill is accounted for in the consolidated income statement.

Moreover, the useful lives of intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Until the end of 2004, intangible assets were considered to have a finite useful life with a rebuttable presumption that useful life would not exceed twenty years from the date when the asset was available for use. In accordance with the revised IAS 38, an intangible asset is regarded as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group. Accordingly, the Bottlers' and Distribution Agreements to which subsidiaries of Efes Sınai are parties and which were acquired in 2005 are considered to have an indefinite useful life.

The Group's adoption of the new IFRS and the revisions to IAS, as discussed above, does not entail any restatements of comparative figures.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Measurement and Reporting Currency

As a result of a long period of high inflation in Turkey the Turkish Lira ("TL") ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted on January 31, 2004 to introduce YTL, as the new currency unit for the Republic of Turkey effective January 1, 2005. The conversion rate for TL against YTL is fixed at YTL 1 to TL 1,000,000 throughout the one year period until complete phase-out of TL. The Group's functional and presentation currency is YTL and financial statements, including comparative figures for the prior years, are presented in YTL.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2005 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous period/years be restated in the same terms. Determining whether an economy is hyperinflationary in accordance with IAS 29 requires judgment as the standard does not establish an absolute rate. Instead, it considers the following characteristics of the economic environment of a country to be strong indicators of the existence of hyperinflation: (a) the general population prefers to keep its wealth in non-monetary assets or in a relatively stable currency and amounts of local currency held are immediately invested to maintain purchasing power; (b) the general population regards monetary amounts not in terms of local currency but in terms of a relatively stable currency and prices may be quoted in that currency; (c) sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short; (d) interest rates, wages and prices are linked to a price index; and (e) the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Although as of December 31, 2005, the three-year cumulative inflation rate was 35.6% (2004 - 69.7% and 2003 - 181%) based on the Turkish countrywide wholesale price index published by the State Institute of Statistics, considering the economic characteristics indicated above, IAS 29 continues to be applied in the preparation of December 31, 2005, 2004 and 2003 financial statements. The Group will cease the application of IAS 29 effective January 1, 2006.

The index and conversion factors that are used in the restatement of the financial statements in the equivalent purchasing power of YTL at December 31, 2005 and for the preceding financial years are given below:

Dates	Index	Conversion Factors
December 31, 2003	7,382	1.190
December 31, 2004	8,404	1.045
December 31, 2005	8,786	1.000

The main guidelines for the above-mentioned restatement are as follows:

—The consolidated financial statements of the prior years which were previously reported in terms of the measuring unit current at the end of these years are restated in their entirety to the measuring unit current at December 31, 2005.

—Monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2005 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

—Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of shareholders' equity except for the statutory revaluation surplus, which is eliminated, are restated by applying the relevant conversion factors.

—The effect of general inflation on the net monetary position is included in the income statement as net gain/loss on monetary position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

—All items in the consolidated income statements are restated by applying appropriate average conversion factors with the exception of depreciation, amortization and gain or loss on disposal of fixed assets (which have been restated based on the restated gross book values and accumulated depreciation/amortization).

Restatement of consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries which it controls, prepared as of December 31, 2005, 2004 and 2003. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Business Combination

The acquisition of Efes Sınai on November 14, 2005 was accounted for using the purchase method of accounting in accordance with IFRS 3. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of the acquisition. The positive difference amounting to YTL 36,494 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price is recorded as goodwill in the consolidated financial statements. Intangible assets amounting to YTL 243,268 which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of identifiable assets and liabilities of Efes Sınai and the carrying value of such assets and liabilities in Efes Sınai's books of account as at the date of acquisition were:

	Fair Value	Carrying Value
Cash and cash equivalents	18,984	18,984
Investment in securities	450	450
Trade receivables—net	4,441	4,441
Due from related parties	2,995	2,995
Inventories—net	12,198	12,198
Other current assets	6,259	6,259
Investment in associate	2,749	2,749
Property, plant and equipment—net	106,921	112,516
Intangibles	245,610	1,075
Goodwill	2,057	2,057
Other non-current assets	295	295
Deferred tax asset / (liabilities)	3,892	(5,489)
Borrowings	(37,581)	(37,581)
Trade payables—net	(12,781)	(12,781)
Due to related parties	(4,716)	(4,716)
Other accruals and liabilities	(5,771)	(5,771)
Minority interest	(10,156)	(10,156)
Fair value of identifiable net assets	335,846	87,525
Shareholding percentage acquired	87.63%	
Fair value of identifiable net assets acquired by the Group	294,302	
Total cash consideration	330,796	
Fair value of identifiable net assets acquired by the Group	(294,302)	
Goodwill (Note 10)	36,494	
Total cash consideration	330,796	
Net cash acquired with the subsidiary	(18,984)	
Net cash consideration	311,812	

On December 29, 2005, Efes Invest Holland, a subsidiary of Efes Sınai, acquired from Atlantic Industries, an indirect subsidiary of TCCC, 90% of the shares in TCCBCJ which exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8,576. The consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of TCCBCJ. The consolidated balance sheet as of December 31, 2005 reflects the acquisition of TCCBCJ.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of identifiable assets and liabilities of TCCBCJ and the carrying value of such assets and liabilities in TCCBCJ's books of account as of the date of acquisition were:

	Fair Value	Carrying Value
Current assets	21,278	21,278
Property, plant and equipment, net	27,014	24,285
Intangible assets, net	2,157	—
Current liabilities	(30,194)	(30,194)
Fair value of identifiable assets	20,255	15,369
Shareholding percentage acquired	90%	
Fair value of identifiable net assets acquired by the Group	18,230	
Total cash consideration	8,576	
Fair value of identifiable net assets acquired by the Group	(18,230)	
Negative goodwill (Note 17)	(9,654)	
Total cash consideration	8,576	
Net cash acquired with the subsidiary	(456)	
Net cash consideration	8,120	

Investment in Associates

The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

Foreign Currency Translation

The consolidated financial statements are presented in YTL, which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are translated into that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

The functional currency of Efes Sınai and the Company's foreign subsidiaries is the U.S. dollar ("USD"). As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of CCI (YTL) at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the period. For 2005, the relevant period was between the acquisition date, November 15, 2005, and December 31, 2005.

Cash and Cash Equivalents

The Group considers all liquid investments with maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Investments and Other Financial Assets

When financial assets are recognized initially, they are measured at fair value, or in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Investments that are intended to be held to maturity, such as Turkish government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in the consolidated income statements when the investments are derecognized or impaired, as well as through the amortization process.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Interest earned on available-for-sale investments is reported as interest income. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase or to sell the asset.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Inventories

Inventories are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Vehicles	5 - 10 years
Furniture and Fixtures	5 - 10 years
Other Tangible Assets	5 - 12 years

Other tangible assets mainly consist of premix and carbon dioxide tanks, coolers, vending machines and dispensing equipment having estimated useful life between 9 and 12 years and also include pallets, returnable bottles and cases, which are depreciated over 5 years. The deposit liabilities relating to such returnable bottles are reflected in trade and other payables. The Group also sells products in non-returnable bottles in which case there is no deposit obligation.

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment.

All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category associated with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually. Such intangibles are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. Goodwill which arose from the acquisition

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

before March 31, 2004 was amortized on a straight-line basis over its useful economic life up to a presumed maximum of 10 years. In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment.

Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Borrowings

All borrowings are initially recognized at the fair value of the amounts received less directly attributable transaction costs.

After initial recognition, borrowings are subsequently carried at amortized cost using the effective interest rate method.

Gains and losses are recognized in net profit or loss when the liabilities are recognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs can be capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Leases (Group as a lessee)

(a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

(b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent Assets and Liabilities

A contingent asset is not recognized in the financial statements but disclosed if an inflow of economic benefits is probable. Contingent liabilities are not recognized in the financial statements unless the possibility of an outflow of resources embodying economic benefits is probable.

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on independent actuarial study. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. (See Note 14)

Full provision is made for the present value of the defined benefit obligation calculated using the "Projected Unit Credit Method". All actuarial gains and losses are recognized in the income statement.

(b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Foreign Subsidiaries

There are no accumulated obligations related to employee termination benefits for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

pension and social insurance funds. Azerbaijan CC's contributions amount to approximately 22% of employees' salaries and are expensed as incurred. Azerbaijan CC has no other plan or obligation for payment of post-retirement benefits to its employees. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other plan or obligation for payment of post-retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance taxes to the Government of the Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other plan or obligation for payment of post retirement benefits to its employees.

TCCBCJ pays 11% of employees' gross salaries along with a 5.5% deduction from gross salaries of employees as contribution to the Jordan Social Security Department. This amount will be paid to the employees by the social security department after their retirement. TCCBCJ has no other plan or obligation for payment of post retirement benefits to its employees.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Revenue Recognition

Sale of Goods

Sales are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, and amounts are collectible under normal payment terms. Sales are stated net of sales discounts and special consumption tax, listing fees and deductions relating to contributions for marketing and promotions paid to customers.

Interest

Income is recognized as the interest accrues.

Earnings Per Share

Earnings per share are calculated by dividing net income for the period attributable to shareholders by the weighted average number of shares outstanding during the same period. There are no outstanding instruments with dilutive effects on earnings per share.

Treasury Shares

When an entity reacquires its own equity instruments, those instruments ("treasury shares") are deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Geographical Segment

For management purposes, the Group is organized into two major geographical areas, domestic and foreign. These areas are the basis upon which the group reports its segment information. Financial information on geographical segments is presented in Note 22.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below: .

Impairment of property, plant and equipment

The Company evaluates impairment of property, plant and equipment in accordance with the provisions of IAS 36 "Impairment of Assets". The Company records impairment losses on property, plant and equipment used in operations when events and circumstances indicate the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Useful life of intangible assets

Intangible assets which represent the Bottlers and Distribution Agreements as detailed in Note 2 are not amortized since the management considers that there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and hence have an indefinite useful life.

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Correction of Error

The Company has identified an error in the computation of the gain on disposal of fixed assets realized in the last month of 2004. This error has been corrected retrospectively.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect of this restatement is summarized below:

	Property plant and equipment, net	Deferred tax liability, net	Net income
Balances at December 31, 2004, before restatement	472,966	21,937	18,016
Understated gain on disposal of fixed assets	8,118	—	8,118
Deferred tax effect	—	2,435	(2,435)
Balances at December 31, 2004, restated	481,084	24,372	23,699

3. CASH AND CASH EQUIVALENTS

	2005	2004	2003
Bank accounts (including short-term time deposits)	**41,731**	44,151	59,573
Checks	**1,685**	1,360	1,297
Cash on hand	**720**	253	238
Total	**44,136**	45,764	61,108

As of December 31, 2005, time deposits in foreign currencies equivalent to YTL 6,145 (2004—YTL 33,655 and 2003—YTL 48,590) existed for periods varying between three days to three weeks (2004—one to eight weeks and 2003—YTL one to five weeks) and earned interest between 2.00% and 4.5% (2004—1.85% - 4.5% and 2003—YTL 0.8% - 4%).

As of December 31, 2005, time deposits in local currency amounting to YTL 26,797 (2004—YTL 8,713 and 2003—YTL 9,678), were made for a period of three days (2004 and 2003—three days) and earned interest of 14.5% (2004—29% and 2003—26%).

4. TRADE RECEIVABLES

	2005	2004	2003
Accounts receivable	**119,303**	80,819	70,848
Receivables from related parties (Note 21)	**4,436**	4,592	259
Notes receivable and post-dated checks	**4,364**	5,554	9.490
Other	**395**	72	114
Less: Allowance for doubtful receivables	**(7,074)**	(2,521)	(1,957)
	121,424	88,516	78,754

5. INVESTMENTS IN SECURITIES

	2005	2004	2003
Available for sale securities at fair value			
Mutual funds	**3,637**	99	44,816
Held to maturity securities at amortized cost			
Government bonds—Foreign currency denominated	**778**	1,041	1,806
Government bonds—YTL denominated	—	—	25
	4,415	1,140	46,647

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

5. INVESTMENTS IN SECURITIES (Continued)

As of December 31, 2005, foreign currency denominated government bonds amounting to YTL 493 (2004—YTL 1,041 and 2003—YTL 1,806) whose maturity dates are June 23, 2006 (2004—June 24, 2005 and 2003—June 17, 2004) and have a fixed interest rate of 4.14% (2004—2.42% and 0.9%) were kept as a reserve account, which was held as collateral by a foreign bank for the future interest payments on a loan obtained by CCI from a foreign consortium in 1999.

6. INVENTORIES

	2005	2004	2003
Finished goods	**35,025**	27,682	26,299
Raw materials	**50,162**	40,570	33,713
Spare parts	**9,799**	13,276	9,920
Packaging materials	**6,333**	3,120	6,780
Goods in transit	**4,099**	7,175	21,700
Less: Allowance for obsolescence	**(1,433)**	(1,253)	(1,160)
	103,985	90,570	97,252

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets which are expected to be realized within twelve months consist of:

	2005	2004	2003
Prepaid expenses	**11,325**	4,389	5,480
Value added tax receivable	**9,434**	3,963	2,585
Other	**521**	3	402
	21,280	8,355	8,467

Prepaid expenses consist of prepayments for health and fixed asset insurance premiums and rents.

8. INVESTMENT IN ASSOCIATE

Participations

			2005		
Entity	Principal Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's Share of loss
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2,643	29.14%	(365)

As of December 31, 2004 and 2003, the Group did not have any investments in associates.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

9. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
At December 31, 2002, net of accumulated depreciation and impairment	179,800	264,683	9,664	11,671	84,202	1,064	2,546	—	553,630
Additions	3,200	16,519	2,698	67	28,625	34	4,563	—	55,706
Disposals, net	(2,430)	(151)	(1,230)	(33)	(2,735)	—	—	—	(6,579)
Transfers	(178)	144	—	20	134	—	(120)	—	—
Provision for impairment	—	(10,121)	—	—	(794)	—	—	—	(10,915)
Depreciation charge for the current year	(5,483)	(37,589)	(2,676)	(2,615)	(24,997)	(45)	—	—	(73,405)
At December 31, 2003, net of accumulated depreciation and impairment	174,909	233,485	8,456	9,110	84,435	1,053	6,989	—	518,437
Additions	7,547	621	1,120	143	17,359	—	14,089	5,371	46,250
Disposals, net	(2,614)	(4,817)	(1,107)	(19)	(1,164)	—	(300)	—	(10,021)
Transfers	2,694	6,375	—	—	6,235	—	(15,304)	—	—
Provision for impairment	(906)	—	—	—	(1,424)	—	—	—	(2,330)
Depreciation charge for the current year	(5,789)	(36,063)	(2,636)	(2,459)	(24,225)	(80)	—	—	(71,252)
At December 31, 2004, net of accumulated depreciation and impairment	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
Additions	12,831	15,488	5,212	458	38,205	47	31,476	—	103,717
Disposals, net	(36)	—	(1,223)	(605)	(1,174)	—	—	—	(3,038)
Transfers	6,125	24,693	1,110	—	3,871	—	(34,950)	(849)	—
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	—	(23)	—	106,962
Provision for impairment	—	(2,668)	—	—	(443)	—	—	—	(3,111)
Depreciation charge for the current year	(5,793)	(36,253)	(1,484)	(1,922)	(26,305)	(104)	—	—	(71,861)
At December 31, 2005, net of accumulated depreciation and impairment	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753
December 31, 2003									
Cost	220,346	734,239	43,405	30,998	320,286	1,583	6,989	—	1,357,846
Accumulated Depreciation	(38,221)	(463,669)	(34,949)	(21,888)	(230,700)	(530)	—	—	(789,957)
Accumulated Impairment	(7,216)	(37,085)	—	—	(5,151)	—	—	—	(49,452)
At December 31, 2003, net book value	174,909	233,485	8,456	9,110	84,435	1,053	6,989		518,437
December 31, 2004									
Cost	226,709	726,853	40,518	30,913	329,398	1,583	5,474	5,371	1,366,819
Accumulated Depreciation	(42,746)	(490,167)	(34,685)	(24,138)	(241,607)	(610)	—	—	(833,953)
Accumulated Impairment	(8,122)	(37,085)	—	—	(6,575)	—	—	—	(51,782)
At December 31, 2004, net book value	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
December 31, 2005									
Cost	245,329	776,597	37,309	25,436	314,172	1,626	2,000	4,522	1,406,991
Accumulated Depreciation	(48,238)	(535,984)	(27,861)	(20,730)	(211,784)	(710)		—	(845,307)
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	—	(23)	—	106,962
Accumulated Impairment	(8,123)	(39,752)	—	—	(7,018)	—	—	—	(54,893)
At December 31, 2005, net book value	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairment Loss

For the 2005 financial year, the Group recorded impairment losses amounting to YTL 3,111 (2004—YTL 2,330 and 2003—YTL 10,915) for property, plant and equipment that had greater carrying value than its estimated recoverable amount.

Borrowing Costs

The Group did not capitalize any borrowing costs on property, plant and equipment as of December 31, 2005, 2004 and 2003.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

The following is an analysis of assets under finance leases included in property, plant and equipment:

	2005	2004	2003
Machinery and equipment	**20,730**	20,730	20,730
Buildings	**209**	209	209
Vehicles	**2,875**	2,875	2,875
Other tangible assets	**33,186**	33,186	33,186
	57,000	57,000	57,000
Accumulated depreciation	**(23,831)**	(18,465)	(12,462)
Net book value	**33,169**	38,535	44,538

10. INTANGIBLE ASSETS

	January 1, 2003	Additions	Disposals	December 31, 2003	Additions	December 31, 2004	Additions	Additions through acquisition of subsidiary	December 31, 2005
Cost									
Goodwill	12,563	—	—	12,563	—	12,563	36,494	—	**49,057**
Rights and Agreements	2,774	2,043	(58)	4,759	—	4,759	628	248,110	**253,497**
Less: Accumulated amortization									
Goodwill	(10,467)	(1,256)	—	(11,723)	(840)	(12,563)	—	—	**(12,563)**
Rights and Agreements	(918)	(570)	16	(1,472)	(792)	(2,264)	(809)	(356)	**(3,429)**
Net carrying amount	3,952			4,127		2,495			**286,562**

11. PREPAYMENTS AND OTHER NON-CURRENT ASSETS

	2005	2004	2003
Prepaid expenses	**14,936**	16,242	14,428
Deposits given	**175**	164	188
Other	**150**	17	19
	15,261	16,423	14,635

Prepaid expenses consist of prepaid contributions to customers for executing marketing activities in their stores.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

12. TRADE AND OTHER PAYABLES

	2005	2004	2003
Trade payables—third parties	45,855	24,270	24,916
—related parties and shareholders	32,739	30,828	25,419
Taxes other than on income	16,022	9,903	7,517
Deposits payable for bottles and cases	10,150	2,886	3,567
Accrued expenses and liabilities	1,348	641	53
Due to personnel	1,458	—	—
Other payables	121	820	396
	107,693	69,348	61,868

13. BORROWINGS

	2005	2004	2003
Short-term borrowings	320,498	49,506	118,557
Current portion of long-term debt	9,576	9,689	12,438
Current portion of obligations under finance leases	1,231	5,469	12,337
Total borrowings falling due within one year	331,305	64,664	143,332
Borrowings falling due after one year	8,722	9,587	22,701
Obligations under finance leases falling due in more than one year	—	1,287	7,931
Total borrowings falling due after one year	8,722	10,874	30,632
Total borrowings	340,027	75,538	173,964

The borrowings at December 31, 2005, 2004 and 2003 are held in the following currencies (translated into YTL):

	December 31, 2005		December 31, 2004		December 31, 2003	
	Current	Non-current	Current	Non-current	Current	Non-current
U.S. Dollar	196,688	8,722	64,331	10,874	141,099	30,172
Euro	82,398	—	333	—	1,016	460
YTL	45,484	—	—	—	1,217	—
Jordanian Dinar	6,735	—	—	—	—	—
	331,305	8,722	64,664	10,874	143,332	30,632

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

13. BORROWINGS (Continued)

The effective interest rates at the balance sheet dates are as follows:

	2005	2004	2003
Long term			
U.S. Dollar	**4% - 10.61%**	10.61%	10.61%
Short term			
U.S. Dollar	**Libor+(0.45%) - 8%**	Libor+(1.35%)	Libor+(0.4% - 2.5%)
Euro	**Euribor+(0.85) - 5.67%**	—	—
YTL	**14.8%**	—	—
Jordanian Dinar	**7% - 8%**	—	—
Lease Obligations			
U.S. Dollar	**2.81% - 6.62%**	2.81% - 12.76%	2.81% - 12.76%
Euro	**3.9%**	3.9% - 4.75%	3.90% - 4.75%

As of December 31, 2005, 2004 and 2003, all borrowings and obligations under finance leases of CCI and CCSD are fully cross guaranteed by CCSD and CCI.

Some of the loan agreements include covenants such as threshold levels for the amount of shareholders' equity, requirement to maintain certain financial ratios as of year ends (and in some cases, some as of quarter ends), or a requirement not to create a security on assets, dispose of a substantial portion of assets, or enter into any merger or consolidation. The acquisition of Efes Sınai and the planned merger of CCI and Efes Sınai are permitted. In addition, at least 51% of the share capital of the Company has to be directly or indirectly jointly held by Anadolu Efes and TCCEC. As at December 31, 2005, the Group entities that were signatories were in compliance with these covenants.

14. PROVISIONS

	2005	2004	2003
Short-term			
Management premium /bonus accrual for personnel	**3,017**	3,243	2,308
Long-term			
Long-term incentive plan accrual	**2,095**	1,493	1,479
Vacation pay accrual	**2,385**	2,174	2,111
Employee termination benefit accrual	**12,673**	10,773	9,938
Long-term provisions	**17,153**	14,440	13,528
Total provisions	**20,170**	17,683	15,836

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

14. PROVISIONS (Continued)

As of December 31, 2005, 2004 and 2003, the movement of provisions (other than employee termination benefits) is as follows:

	2005		
	Vacation pay liability	Long-Term incentive plan	Management bonus
Balance at December 31, 2004	2,174	1,493	3,243
Payments made	(114)	(453)	(3,243)
Current year charge	415	1,115	3,145
Monetary gain	(90)	(60)	(128)
Balance at December 31, 2005	2,385	2,095	3,017
	2004		
Balance at December 31, 2003	2,111	1,479	2,308
Payments made	(414)	(880)	(2,028)
Current year charge	734	1,132	3,243
Monetary gain	(257)	(238)	(280)
Balance at December 31, 2004	2,174	1,493	3,243
	2003		
Balance at December 31, 2002	1,845	1,730	1,719
Payments made	(267)	(455)	(1,534)
Current year charge	1,045	658	2,308
Monetary gain	(512)	(454)	(185)
Balance at December 31, 2003	2,111	1,479	2,308

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay as of December 31, 2005, 2004 and 2003, limited to a maximum YTL 1.73, YTL 1.58 and YTL 1.39 respectively (all expressed in historical terms), per year of employment at the rate of pay applicable at the date of retirement or termination. The cost of providing those benefits is accrued over the employees' service period. The Company accounts for the statutory termination benefits in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at the balance sheet date for each period presented. In February 2003, approximately 25% of the Company's work force was terminated through a workforce reduction plan, and the effects of these terminations have been accounted for in accordance with the provisions of IAS 19.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

14. PROVISIONS (Continued)

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	2005	2004	2003
As at January 1	**10,773**	9,938	8,815
Benefit payments	**(720)**	(1,229)	(4,552)
Expense recognized in the income statement	**2,917**	3,272	6,755
Monetary gain	**(467)**	(1,208)	(1,080)
Additions through acquisition of subsidiary	**170**	—	—
Defined benefit obligations	**12,673**	10,773	9,938

The expense recognized in the income statement consists of the following for the period ending December 31, 2005, 2004 and 2003 respectively:

	2005	2004	2003
Current service cost	**1,160**	1,091	851
Interest cost	**1,757**	2,181	3,753
Curtailment effect	—	—	2,151
Total	**2,917**	3,272	6,755

Actuarial assumptions used to determine net periodic pension costs are as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Weighted average discount rate	**16%**	16%	24%
Weighted average rate of compensation increases	**10%**	10%	16%

15. SHARE CAPITAL

	2005	2004	2003
Common shares YTL 0.01 par value Authorized and issued (units)	**24,958,977,000**	22,368,152,900	22,368,152,900

On November 14, 2005, the Company issued 2,578,805,035 shares with a nominal value of YTL 25,788 to Efes Pazarlama Dağıtım Ticaret A.Ş. for a cash consideration of YTL 195,670. The difference between nominal value and the consideration received, amounting to YTL 169,882, was recorded under equity as share premium in the consolidated financial statements.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

15. SHARE CAPITAL (Continued)

As of December 31, 2005, 2004 and 2003, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	2005		2004		2003	
	Nominal Amount	Percentage	Nominal Amount	Percentage	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş.	102,047	40.89%	74,555	33.33%	74,555	33.33%
The Coca-Cola Export Corporation	89,514	35.86%	89,466	40.00%	89,466	40.00%
Efes Pazarlama Dağıtım Ticaret A.Ş.	25,788	10.33%	—	—	—	—
Özgörkey Holding A.Ş.	19,695	7.89%	—	—	—	—
Coca-Cola Satış ve Dağıtım A.Ş.	12,534	5.02%	—	—	—	—
E. Özgörkey İçecek Yatırımı A.Ş.	—	—	25,053	11.20%	25,053	11.20%
Etap İçecek Yatırımı A.Ş.	—	—	19,684	8.80%	19,684	8.80%
Anadolu Endüstri Holding A.Ş.	—	—	11,184	5.00%	11,184	5.00%
Anadolu Eğitim ve Sosyal Yardım Vakfı	—	—	3,727	1.67%	3,727	1.67%
Others	11	0.01%	12	0.00%	12	0.00%
	249,589	100.00%	223,681	100.00%	223,681	100.00%
Restatement Effect	1,163	—	1,208	—	1,208	—
	250,752		224,889		224,889	

Treasury Shares

On April 26, 2005, CCSD purchased 1,253,354,597 shares (5.6%) of the shares of CCI from an existing shareholder for an amount of YTL 58,556. The Company has deducted this amount from equity as treasury shares.

16. LEGAL RESERVES AND DIVIDENDS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital.

The legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the retained earnings are exhausted. Legal reserves in the statutory financial statements of CCI are YTL 30,507 as of December 31, 2005 (December 31, 2004—YTL 21,019, 2003—YTL 12,591).

Dividends

	2005	2004	2003
Dividends paid	79,644	39,116	17,057
Number of shares	24,958,977,000	22,368,152,900	22,368,152,900
Dividend per share	0.0032	0.0018	0.0076

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

17. INCOME AND EXPENSES

SALES

Sales include the following:

	2005	2004	2003
Gross sales	**1,719,184**	1,550,090	1,350,360
Sales discounts	**(424,646)**	(373,408)	(344,524)
Other discounts	**(104,139)**	(97,326)	(82,104)
	1,190,399	1,079,356	923,732

COST OF SALES

Cost of sales comprises the following expenses:

	2005	2004	2003
Raw material cost	**724,637**	692,014	568,066
Depreciation and amortization	**40,268**	39,707	41,968
Personnel expenses	**28,289**	22,250	22,653
Other expenses	**28,793**	29,939	31,013
	821,987	783,910	663,700

DISTRIBUTION SELLING AND MARKETING EXPENSES

Distribution, selling and marketing expenses include the following:

	2005	2004	2003
Marketing and advertising expenses	**57,220**	51,798	38,209
Personnel expenses	**55,141**	43,083	43,065
Transportation expenses	**46,033**	36,117	29,913
Depreciation on property, plant and equipment	**27,640**	26,519	27,407
Maintenance expenses	**6,462**	10,401	4,267
Utilities and communication expenses	**8,953**	8,233	7,896
Rent expenses	**2,538**	1,090	266
Insurance expenses	**885**	1,083	1,136
Other	**5,146**	4,918	5,070
	210,018	183,242	157,229

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

17. INCOME AND EXPENSES (Continued)

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses include the following:

	2005	2004	2003
Personnel expenses	**24,572**	26,499	24,233
Depreciation on property, plant and equipment	**3,550**	4,379	5,020
Consulting and legal fees	**2,743**	1,771	1,823
Utilities and communication expenses	**1,954**	1,836	2,294
Rent expense	**1,864**	1,716	1,208
Provision for doubtful receivables	**1,025**	984	1,252
Repair and maintenance expenses	**1,011**	998	198
Insurance expenses	**196**	313	277
Other expenses	**4,017**	2,345	4,008
	40,932	40,841	40,313

Contributions paid

For the year ended December 31, 2005, 2004 and 2003, contributions paid by the Group to the Social Security Institution of Turkey amounted to YTL 16,478, YTL 15,189 and YTL 9,037, respectively.

OTHER OPERATING INCOME (EXPENSE)

	2005	2004	2003
Gain on disposal of fixed assets	**2,271**	5,413	2,002
Impairment loss on property, plant and equipment	**(3,111)**	(2,330)	(10,915)
	(840)	3,083	(8,913)

DEPRECIATION AND AMORTIZATION

Depreciation and amortization appears in the following line items:

	2005	2004	2003
Property, plant and equipment			
Cost of sales	**39,459**	38,075	40,142
Distribution, selling and general and administration expenses	**31,190**	30,898	32,427
Inventory	**1,212**	2,279	836
Intangible assets			
Cost of sales	**809**	1,632	1,826
	72,670	72,884	75,231

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

17. INCOME AND EXPENSES (Continued)

FINANCIAL (EXPENSE) INCOME

	2005	2004	2003
Foreign exchange gain (loss) on borrowings	1,015	(2,241)	29,889
Interest expense	(11,822)	(8,333)	(12,715)
Finance charges paid under finance leases	(234)	(1,183)	(2,420)
Interest income	2,952	5,463	10,472
Financial (expense) income, net	(8,089)	(6,294)	25,226

OTHER INCOME (EXPENSE)

	2005	2004	2003
Foreign exchange gain (loss)	(911)	(5,918)	3,044
Impairment of goodwill	(2,066)	—	—
Gain on sale of scrap materials	1,493	1,318	1,006
Negative goodwill on acquisition of TCCBCJ	9,654	—	—
IPO expenses	(1,548)	(7,311)	(305)
Other expenses, net	(1,895)	(422)	258
	4,727	(12,333)	4,003

18. INCOME TAXES

a) General Information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate.

In Turkey, the corporation tax rate for the fiscal year ending December 31, 2005 was 30% (2004—33% and 2003—30%). Corporate tax returns are required to be filed by the fifteenth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 30% (2004—33% and 2003—30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, the statutory financial statements from which taxable income is derived are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on the December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years. Inflation accounting application has ceased effective from January 1, 2005.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that companies are no longer subject to a withholding tax, but rather directly deduct 40% of qualifying capital investments from their annual taxable income. In addition, corporations that had unused qualifying capital

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

18. INCOME TAXES (Continued)

investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

Foreign subsidiaries of the Group are subject to corporate income taxes at rates ranging between 15% and 24%.

The total provision for taxes reflected in the consolidated financial statements is different from the amounts computed by applying the above mentioned effective tax rates. The reconciliation is as follows:

	2005	2004	2003
Consolidated income before tax	106,431	74,096	101,287
Provision for tax at 30% (2004—33% and 2003—30%)	(31,929)	(24,452)	(30,386)
Effect of change in tax laws and tax rates	5,384	(41,948)	49,360
Non-deductible expenses and other differences	(238)	281	(1,084)
Change in deferred tax valuation allowance	—	15,722	(4,155)
Total (provision)/credit for tax	(26,783)	(50,397)	13,735

b) Deferred Income Tax

Components of deferred tax assets and liabilities are as follows:

	2005		2004		2003	
	Temporary Difference	Deferred Tax Assets/ (Liabilities)	Temporary Difference	Deferred Tax Assets/ (Liabilities)	Temporary Difference	Deferred Tax Assets/ (Liabilities)
Property, plant and equipment	(125,066)	(37,520)	(95,398)	(28,619)	6,579	2,171
Unused investment incentives	13,906	4,172	43,572	5,676	106,605	10,874
Lease transactions	5,749	1,725	7,140	2,142	21,144	6,343
Employee termination and other employee benefits	21,149	6,345	17,683	5,305	12,298	4,058
Trade receivables, payables and other	(8,878)	(2,663)	1,912	574	1,368	410
Inventory	(19,940)	(5,982)	(31,497)	(9,450)	(38,298)	(11,489)
Tax loss carried forward	33,401	10,020	—	—	—	—
Less: Valuation allowance	—	—	—	—	—	(15,722)
Total	(79,679)	(23,903)	(56,588)	(24,372)	109,696	(3,355)
Deferred tax asset		—		—		9,364
Deferred tax liability		(23,903)		(24,372)		(12,719)

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

18. INCOME TAXES (Continued)

The movements of deferred tax assets/ (liabilities) during the years ended December 31, 2005, 2004 and 2003 respectively are as follows:

	2005	2004	2003
Balance at the beginning of year	(24,372)	(3,355)	(47,562)
Deferred tax (provision) / credit	(4,286)	(22,999)	38,543
Monetary gain	4,755	1,982	5,664
Balance at the end of year	(23,903)	(24,372)	(3,355)

As of December 31, 2005, 2004 and 2003 income tax payable is detailed as follows:

	2005	2004	2003
Current taxes payable	22,497	27,398	24,808
Prepaid Taxes	(13,440)	(16,002)	(8,424)
Income taxes payable	9,057	11,396	16,384

19. FINANCIAL INSTRUMENTS

Financial Risk Management

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

Foreign Exchange Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of Group companies which are denominated in currencies other than their local currency denominated assets and liabilities. These risks are monitored and limited by the analysis of the foreign currency position. The Group does not enter into derivative or hedging transactions to mitigate its exposure to foreign exchange risk. The strengthening of foreign currencies against the operations' local currencies could have an adverse effect on the commercial operations. Net foreign currency liabilities of the Group (excluding the operations where functional currency is USD) December 31, 2005, 2004 and 2003 are YTL 265,689, YTL 61,349 and YTL 131,065 respectively.

Liquidity Risks

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and collection of its receivables.

19. FINANCIAL INSTRUMENTS (Continued)

Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available-for-sale and held-to-maturity securities and trade receivables. The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers.

Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group does not enter into hedging transactions to limit currency and interest rate risks.

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

Fair Values

The fair values of trade receivables and other current assets and trade and other payables are estimated to approximate carrying value due to their short-term nature.

The fair values of short-term and long-term leasing obligations approximate their carrying values since they are denominated in foreign currencies and revalued at period-end exchange rates.

The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

20. COMMITMENTS AND CONTINGENCIES

CCI and CCSD

Litigations

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

Operating Leases

The Company has signed various operating lease agreements for vehicles.

YTL 205, YTL 226 and YTL 241 of lease expense were reflected as of December 31, 2005, 2004 and 2003, respectively in the consolidated income statements due to the non-cancelable operating lease

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

20. COMMITMENTS AND CONTINGENCIES (Continued)

agreement for vehicles. Future minimum lease payments under non-cancelable operating lease agreements are as follows:

	2005	2004	2003
Next 1 year	134	205	241
1 year through 5 years	—	141	407
Total	134	346	648

Letters of Guarantees Given

As of December 31, 2005, 2004 and 2003, the aggregate amount of letters of guarantees, which are obtained from various banks and submitted to the relevant authorities are YTL 4,492, YTL 6,667 and YTL 5,731, respectively.

Other

The Company has not undergone a tax inspection for any type of tax for any open years (2002 through 2005); as such any additional tax relating to open years cannot be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise which would materially affect the Group's results of operations, financial condition or liquidity.

Efes Sınai and Foreign Subsidiaries

Pledges

In connection with a credit line obtained from a bank, there is a pledge agreement on Almaty CC's inventories amounting to YTL 2,415.

Certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1,594 were pledged as security for the supply of concentrate under an agreement with Varoise de Concentres S.A. an indirect wholly owned subsidiary of TCCC.

Mortgage

As of December 31, 2005, the building and land located in Hizam are mortgaged in the amount of YTL 3,306 for the loan taken by TCCBCJ from Arab Bank.

Contingent Liability

In accordance with the credit line agreement with Azerturk Bank, the Company is obliged not to grant, sell or pledge its property to anyone without prior permission of the bank during the whole period the loan amount is outstanding.

Letters of Credit

Azerbaijan CC obtained letters of credit in the amount of YTL 1,602 in total to purchase resin from its suppliers.

Political and Economic Environment for Subsidiaries

The countries in which certain Group subsidiaries are operating have undergone substantial political and economical changes in recent years. These countries do not possess well-developed business infrastructures and accordingly the Group's operations in such countries carry risks that are not typically associated with operations in more developed markets. Uncertainties regarding the political, legal, tax

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

20. COMMITMENTS AND CONTINGENCIES (Continued)

and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

21. RELATED PARTY TRANSACTIONS

a) Balances with Related Parties

Balances and transactions with related parties as of and for the twelve months ended December 31, 2005, 2004 and 2003 which are separately classified in the consolidated balance sheets and consolidated statements of income, are as follows:

	2005			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
The Coca-Cola Export Corporation	—	159	—	—
Anadolu Endüstri Holding A.Ş.	34	532	886	1
Özgörkey Holding	—	15,390	—	1,015
	34	16,081	886	1,016
Other				
Beverage Partners Worldwide	—	2,076	1,529	—
Coca-Cola Georgia	—	—	59	—
The Coca-Cola Company	39,067	318,005	914	30,618
CC Rostov	—	—	682	—
Turkmenistan CC	—	—	231	—
Efes Breweries International B.V.	—	—	135	—
Efes Karaganda Brewery J.S.C.	4,921	12,909	—	955
Diğer	—	—	—	150
	43,988	332,990	3,550	31,723
Total	44,022	349,071	4,436	32,739

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

21. RELATED PARTY TRANSACTIONS (Continued)

	2004			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
The Coca-Cola Export Corporation	—	649	52	172
Anadolu Endüstri Holding A.Ş.	—	19	—	—
Etap Grubu	62	12,616	—	1,007
	62	13,284	52	1,179
Other				
Beverage Partners Worldwide	—	1,300	352	—
Atlantic Beverages				
Coca-Cola Georgia	101	—	126	—
Amalgamated Beverage	—	—	2	—
The Coca-Cola Company	24,989	257,517	3,781	29,609
International Beverages	—	3,029	—	40
Coca Cola Eurasia	—	—	279	—
	25,090	261,846	4,540	29,649
Total	25,152	275,130	4,592	30,828

	2003			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
The Coca-Cola Export Corporation	—	—	—	150
Anadolu Endüstri Holding A.Ş.	—	—	—	1
Etap Grubu	72	12,091	—	1,005
	72	12,091	—	1,156
Other				
Beverage Partners Worldwide	—	1,336	—	18
Atlantic Beverages	—	238	—	—
Coca-Cola Georgia	—	—	175	—
The Coca-Cola Company	19,278	235,056	84	24,245
	19,278	236,630	259	24,263
Total	19,350	248,721	259	25,419

As of December 31, 2005, 2004 and 2003 purchases from related parties and other charges consist of purchases of fixed asset, raw material and toll production.

As of December 31, 2005, 2004 and 2003 sales to related parties and other charges consist of sales of finished goods, scrap sales and rent income.

b) Executive Member's Remuneration

For the years ended December 31, 2005, 2004 and 2003 the executive members of the Company's management received aggregate compensation totaling YTL 5,913, YTL 4,859 and YTL 4,155.

(Currency—Thousands of New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2005)

22. SEGMENT INFORMATION

Starting in November 2005, CCI purchased 87.63% of the Efes Sınai's shares. Accordingly the Group started segment reporting according to geographical and business divisions in 2005. Since Efes Sınai was consolidated after the acquisition date, segment reporting of Efes Sınai includes the relevant amounts after this date.

Information per geographical segments as of December 31, 2005 is as follows:

	Domestic	Foreign	Elimination	Consolidated
Revenues				
External sales	1,156,934	34,441	(976)	1,190,399
Inter-segment sales	1,045	—	(1,045)	—
Total Revenues	**1,157,979**	**34,441**	**(2,021)**	**1,190,399**
Gross profit	**358,760**	**9,686**	**(25)**	**368,421**
Total assets	**1,176,116**	**259,962**	**(201,882)**	**1,234,196**
Total liabilities	**409,173**	**114,178**	**(22,501)**	**500,850**

23. SUBSEQUENT EVENTS

i) In February 2006, a "Share Transfer Agreement" regarding CCI's acquisition of 100% shares of Mahmudiye Kaynak Suyu İşletmeciliği Ambalaj Plastik Gıda Nakliyat Pazarlama Sanayi Ticaret Limited Şirketi for USD 8,000,000 became valid. The necessary permissions obtained from the Competition Board of Turkey and the transaction is expected to be finalized by March 31, 2006.

ii) Due to a change in the tax legislation of Kyrgyzstan, which has became effective in 2006, Bishkek CC's corporate tax will be reduced from 20% to 10% of its taxable income.